                                  EXHIBIT 99.2

                                                  September 10, 2001



Robert B. Pomerenk
Luse Lehman Gorman Pomerenk & Schick, PC
5335 Wisconsin Avenue, NW
Suite 400
Washington, DC  20015

Re:      Wayne Savings Bancshares, Inc.
         Incoming letter dated September 7, 2001

Dear Mr. Pomerenk:

         This letter is to inform you that your written request for a continuing hardship exemption, as provided in Rule 202 of Regulation S-T, has been


           /X/  Granted                      / /   Denied

for Exhibit 99.2, Valuation Appraisal Report, for the financial data portions only to Form SB-2. All written portions must be EDGARized. Please include the following notation at the top of your document, "In accordance with Rule 202 of Regulation S-T, this (specify document) is being filed in paper pursuant to a continuing hardship exemption" and also include a copy of this letter.

                                          Sincerely,


                                          /s/ Herbert D. Scholl
                                          --------------------------------------
                                          Herbert D. Scholl
                                          Office of EDGAR & Information Analysis

                    -----------------------------------------
                       CONVERSION APPRAISAL UPDATE REPORT

                         WAYNE SAVINGS BANCSHARES, INC.

                          PROPOSED HOLDING COMPANY FOR
                          WAYNE SAVINGS COMMUNITY BANK
                                  WOOSTER, OHIO


                                  DATED AS OF:
                                NOVEMBER 30, 2001
                    ------------------------------------------






                                  PREPARED BY:

                                RP FINANCIAL, LC.
                             1700 NORTH MOORE STREET
                                      SUITE 2210

                            ARLINGTON, VIRGINIA 22209

                                                               November 30, 2001



Board of Directors
Wayne Savings Bankshares, MHC
Wayne Savings Bancshares, Inc.
Wayne Savings Community Bank
151 North Market Street
Wooster, Ohio  44691

Members of the Board of Directors:

         We have completed and hereby provide an updated appraisal of the estimated pro forma market value of the common stock which is to be issued by Wayne Savings Bancshares, Inc., Wooster, Ohio ("Wayne Bancshares" or the "Holding Company") in connection with the mutual-to-stock conversion of Wayne Savings Bankshares, MHC (the "MHC"). The MHC currently has a majority ownership interest in, and its principal asset consists of, approximately 52.56 percent of the common stock of Wayne Bancshares (the "MHC Shares"), the mid-tier holding company for Wayne Savings Community Bank, Wooster, Ohio ("Wayne Savings" or the "Bank"). The remaining 47.44 percent of Wayne Bancshares' common stock is owned by public stockholders. Wayne Bancshares, organized in August 1997, owns 100 percent of the outstanding common stock of Wayne Savings. It is our understanding that Wayne Bancshares will offer its stock, representing the majority ownership interest held by the MHC, to depositors, of the Bank, the Bank's ESOP, members of the local community, and the public at large (the Subscription and Community offerings).

         This updated appraisal is furnished pursuant to the requirements of the Code of Federal Regulations 563b.7 and has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS"), which have been adopted in practice by the Federal Deposit Insurance Corporation ("FDIC"), including the most recent revisions as of October 21, 1994, and applicable interpretations thereof. Our original appraisal report, dated September 7, 2001 (the "original appraisal") is incorporated herein by reference. As in the preparation of our original appraisal, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

         On July 10, 2001, the Board of Directors of the MHC adopted the plan of conversion pursuant to which the MHC will convert from the mutual holding company form of ownership to 100 percent ownership of the Bank's common stock by Wayne Bancshares. The MHC will be merged into Wayne Savings and the MHC will no longer exist. As part of the conversion, the Holding Company will sell shares of common stock in an offering that will represent the ownership interest in Wayne Bancshares currently owned by the MHC. As of September 30, 2001 the MHC's ownership interest in Wayne Bancshares approximated 52.56 percent. The Holding Company will also issue shares of its common stock to the public stockholders of

RP FINANCIAL, LC.
BOARD OF DIRECTORS
NOVEMBER 30, 2001
PAGE 2


Wayne Bancshares pursuant to an exchange ratio that will result in the public shareholders owning the same aggregate percentage of the newly issued Wayne Bancshares common stock as owned immediately prior to the conversion. As of September 30, 2001, the public stockholders' ownership interest in Wayne Bancshares was approximately 47.44 percent.

         This updated appraisal reflects the following noteworthy items: (1) a review of recent developments in Wayne Bancshares' financial condition, including financial data through September 30, 2001; (2) an updated comparison of Wayne Bancshares' financial condition and operating results versus the Peer Group companies identified in the original appraisal; and (3) a review of stock market conditions since the date of the original appraisal.

         The estimated pro forma market value is defined as the price at which the Holding Company's common stock, immediately upon completion of the public stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

         Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

DISCUSSION OF RELEVANT CONSIDERATIONS

         1.    FINANCIAL RESULTS

               Table 1 presents summary balance sheet and income statement details for the twelve months ended June 30, 2001 and updated financial information through September 30, 2001. The overall composition of Wayne Bancshares' September 30, 2001 balance sheet was comparable to the Holding Company's June 30, 2001 balance sheet, with the Holding Company posting an increase in assets during the quarter. Updated reported earnings for the Holding Company were slightly higher, which was largely attributable to an increase in gains realized from the sale of loans. On a core earnings basis, the Holding Company's updated earnings reflected little change.

               Wayne Bancshares' total assets increased by $8.6 million, or 2.7 percent, from June 30, 2001 to September 30, 2001, which was supported by growth in loans and cash and investments. Loan growth was the result of an increase in the balance of loans held for sale, as

RP FINANCIAL, LC.
BOARD OF DIRECTORS
NOVEMBER 30, 2001
PAGE 3
                                     Table 1
                         Wayne Savings Bancshares, Inc.
                              Recent Financial Data


                                                    At June 30, 2001              At Sept. 30, 2001
                                                Amount           Assets        Amount             Assets
                                                ------           ------        -------            ------
                                                 ($000)             (%)         ($000)             (%)
BALANCE SHEET DATA
Total assets                                  $317,741           100.0%      $326,383            100.0%
Cash, cash equivalents                          26,843             8.4         30,867              9.5
Investment securities                           12,123             3.8         14,114              4.3
FHLB stock                                       3,612             1.1          3,676              1.1
Mortgage-backed securities                       7,155             2.3          7,875              2.4
Loans receivable, net                          254,837            80.2        254,007             77.8
Loans held for sale                                ---             ---          4,092              1.3
Deposits                                       284,384            89.5        292,396             89.6
Borrowings                                       6,000             1.9          6,000              1.8
Total equity                                    25,321             8.0         25,526              7.8

                                                     12 Months Ended                 12 Months Ended
                                                      June 30, 2001                  Sept. 30, 2001
                                                      -------------                  --------------
                                                Amount         Avg. Assets       Amount        Avg. Assets
                                                -------        -----------      -------        -----------
                                                 ($000)             (%)         ($000)             (%)
SUMMARY INCOME STATEMENT
Interest income                                $21,581            6.96%       $21,553             6.85%
Interest expense                               (13,283)          (4.29)       (13,247)           (4.21)
                                               --------          ------       --------           ------
  Net interest income                            8,298            2.68          8,306             2.64
Provision for losses                               (47)          (0.02)          (120)           (0.04)
                                                   ----          ------          -----           ------
  Net interest income after provision            8,251            2.66          8,186             2.60

Other operating income                             981            0.32          1,055             0.34
Net gain(loss) on sale of loans/sec.               210            0.07            310             0.10
Non-interest operating expense                  (7,095)          (2.29)        (7,129)           (2.27)
                                                -------           -----        -------           ------
  Earnings before income taxes                   2,347            0.76          2,422             0.77

Income taxes                                      (800)          (0.26)          (823)           (0.26)
                                                  -----          ------          -----           ------
Net income                                      $1,547            0.50         $1,599             0.51%

Sources:Wayne Bancshares' prospectus, audited and unaudited financial statements, and RP Financial calculations.

RP FINANCIAL, LC.
BOARD OF DIRECTORS
NOVEMBER 30, 2001
PAGE 4


loans held for sale increased from a zero balance at June 30, 2001 to $4.1 million at September 30, 2001. Comparatively, the balance of loans held for investment declined slightly during the quarter, equaling $254.8 million and $254.0 million at June 30, 2001 and September 30, 2001, respectively. Growth in cash and investments consisted mostly of cash and cash equivalents and, to a lesser degree, investment securities and mortgage-backed securities. Overall, the concentration of loans receivable, including loans held for sale, comprising total assets declined from 80.2 percent to 79.1 percent as of June 30, 2001 and September 30, 2001, respectively. Over the same time period, the Holding Company's ratio of cash and investments as percent of assets increased from 15.6 percent to 17.3 percent.

               Updated credit quality measures indicated a deterioration in credit quality during the quarter, as non-performing assets increased from 0.53 percent of assets at June 30, 2001 to 0.90 percent of assets at September 30, 2001. The increase in the non-performing assets balance was mostly attributable to an increase in non-accruing mortgage loans, which included loans secured by 1-4 family dwellings, multi-family properties and commercial real estate. Commercial business loans continued to comprise the Holding Company's largest concentration of non-performing loans, as the result of one lending relationship that accounted for the $1.4 million balance of non-accruing commercial business loans that were maintained by the Holding Company at both June 30, 2001 and September 30, 2001. Management of the Holding Company anticipates that the borrower will bring the delinquent commercial business loans current and reduce the principal balance of the lending relationship, following receipt by the borrower of approximately $400,000 of proceeds realized from the sale of a commercial land parcel to an independent third party. The closing on the sale is expected to occur in December 2001.

               Asset growth was funded by deposits, as the Holding Company's utilization of borrowings did not change during the quarter. Overall, the Holding Company's updated funding composition exhibited little change, as deposits equaled 89.5 percent and 89.6 percent of assets as of June 30, 2001 and September 30, 2001, respectively. Comparatively, the Holding Company's borrowings declined from 1.9 percent of assets at June 30, 2001 to 1.8 percent of assets at September 30, 2001. Capital growth did not keep pace with the Holding Company's asset growth, as Wayne Bancshares' updated equity-to-assets ratio of 7.8 percent was slightly lower than the June 30, 2001 ratio of 8.0 percent.

               Wayne Bancshares' operating results for the twelve months ended June 30, 2001 and September 30, 2001 are also set forth in Table 1. Reported earnings for the Holding Company equaled 0.50 percent and 0.51 percent of average assets for the twelve months ended June 30, 2001 and September 30, 2001, respectively. The stability reflected in the Holding Company's return on assets ratios was indicative of stable core earnings as well, with net interest income and operating expenses remaining the two dominant components of Wayne Bancshares' core earnings.

               Wayne Bancshares' updated net interest income to average assets ratio was slightly lower, declining from 2.68 percent to 2.64 percent for the twelve months ended June 30, 2001 and September 30, 2001, respectively. The decline in the net interest income ratio was the

RP FINANCIAL, LC.
BOARD OF DIRECTORS
NOVEMBER 30, 2001
PAGE 5


result of a slightly larger decrease in the interest income ratio compared to the interest expense ratio, which was indicative of the compression experienced in the Holding Company's yield-cost spread. The Holding Company's interest rate spread declined from 2.71 percent for the six months ended September 30, 2000 to
2.66 percent for the six months ended September 30, 2001.

               Operating expenses as a percent of average assets exhibited a slight decline in the Holding Company's updated earnings, as operating expenses increased a slightly lower rate than Wayne Bancshares' asset growth rate. Overall, Wayne Bancshares' slightly lower net interest income and operating expense ratios translated into a nominally lower updated expense coverage ratio (net interest income divided by operating expenses) of 1.16 times, versus a comparable ratio of 1.17 times recorded for the twelve months ended June 30, 2001.

               Non-interest operating income increased slightly as a percent of average assets, equaling 0.32 percent and 0.34 percent of average assets for the twelve months ended June 30, 2001 and September 30, 2001, respectively. Accordingly, when factoring non-interest operating income into core earnings, the Holding Company's updated efficiency ratio (operating expenses, net of goodwill amortization, as a percent of net interest income and non-interest operating income) was comparable to the original appraisal, equaling 76.3 percent and 76.2 percent for the twelve months ended June 30, 2001 and September 30, 2001, respectively.

               Gains realized from the sale of loans increased from 0.07 percent of average assets for the twelve months ended June 30, 2001 to 0.10 percent of average assets for the twelve months ended September 30, 2001. Higher loan sale gains resulted from increased sales of fixed rate loan originations, as lower interest rates supported an increase in the Holding Company's lending volume for fixed rate loans. As noted in the original appraisal, due to the more volatile and non-recurring characteristics of the loan sale gains recorded by Wayne Bancshares, such gains are not considered to be part of the Holding Company's recurring or core earnings.

               Loan loss provisions established by the Holding Company increased from 0.02 percent of average assets for the twelve months ended June 30, 2001 to
0.04 percent of average assets for the twelve months ended September 30, 2001. The slightly higher level of loss provisions reflected in the Holding Company's updated earnings was warranted by the increase experienced in the non-performing loan balance. As of September 30, 2001, the Holding Company maintained valuation allowances of $743,000, equal to 0.29 percent of net loans receivable and 25.2 percent of non-performing assets.


         2.    PEER GROUP FINANCIAL COMPARISONS

               Tables 2 and 3 present the financial characteristics and operating results for Wayne Bancshares, the Peer Group and all publicly-traded thrifts. The Holding Company's and the Peer Group's ratios are based on financial results through September 30, 2001, unless otherwise indicated for the Peer Group companies.

RP FINANCIAL, LC.
BOARD OF DIRECTORS
NOVEMBER 30, 2001
PAGE 6


         Table 2 - "Balance Sheet Composition and Growth Rates" filed in paper pursuant to a continuing hardship exemption in accordance with Rule 202 of Regulation ST.

RP FINANCIAL, LC.
BOARD OF DIRECTORS
NOVEMBER 30, 2001
PAGE 7


         Table 3 - "Income as a Percent of Average Assets and Yields, Costs, Spreads" filed in paper pursuant to a continuing hardship exemption in accordance with Rule 202 of Regulation ST.

RP FINANCIAL, LC.
BOARD OF DIRECTORS
NOVEMBER 30, 2001
PAGE 8


         In general, the comparative balance sheet ratios for the Holding Company and the Peer Group did not vary significantly from the ratios exhibited in the original appraisal. Consistent with the original appraisal, the Holding Company's updated interest-earning asset composition reflected a higher concentration of loans and a lower concentration of cash and investments. Overall, the Holding Company and the Peer Group continued to maintain comparable levels of interest-earning assets, based on updated interest-earning assets-to-assets ratios of 96.4 percent and 96.0 percent, respectively.

               The updated mix of deposits and borrowings maintained by Wayne Bancshares and the Peer Group also did not change significantly from the original appraisal. Wayne Bancshares' funding composition continued to reflect a higher concentration of deposits and a lower concentration of borrowings, relative to the comparable Peer Group measures. Updated interest-bearing liabilities-to-assets ratios equaled 91.4 percent and 87.1 percent for the Holding Company and the Peer Group, respectively. Wayne Bancshares posted an updated equity-to-assets ratio of 7.8 percent, which remained below the comparable ratio of 11.9 percent for the Peer Group. Overall, Wayne Bancshares' updated interest-earning assets-to-interest-bearing liabilities ("IEA/IBL") ratio equaled 105.5 percent, which remained below the comparable Peer Group ratio of 110.2 percent. As discussed in the original appraisal, the additional capital realized from stock proceeds should serve to provide Wayne Bancshares with an IEA/IBL ratio that is more comparable to the Peer Group's ratio.

               Updated growth rates for Wayne Bancshares and the Peer Group are based on growth for the twelve months ended September 30, 2001, unless otherwise indicated for the Peer Group companies. In contrast to the original appraisal, updated asset growth rates reflected stronger asset growth for the Holding Company, based on asset growth rates of 7.7 percent and 2.2 percent for the Holding Company and the Peer Group, respectively. Asset growth for the Holding Company was realized through growth in loans and cash and investments, with a higher growth rate indicated for cash and investments. The Peer Group's asset growth was realized through growth of cash and investments, which was partially offset by a slight decline in loans. Overall, the Holding Company's updated asset growth measures were considered to be slightly more favorable than the comparable growth rates posted by Peer Group, with respect to supporting earnings growth potential.

               Growth in deposits and equity continued to fund the Holding Company's asset growth, as well as a decline in borrowings. The Holding Company's updated deposit growth rate of 10.1 percent exceeded the comparable Peer Group growth rate of 3.2 percent. Deposit growth for the Peer Group was supplemented with a slight increase in borrowings. Consistent with the original appraisal, the Peer Group posted a stronger capital growth rate than the Holding Company (positive 4.1 percent versus positive 1.1 percent for the Holding Company), which continued to be supported by the Peer Group's higher return on average assets. Following the increase in capital that will be realized from the conversion proceeds, the Holding Company's capital growth rate will be depressed by its higher pro forma capital position, as well as by dividend payments on 100 percent of the shares outstanding and possible stock repurchases.

RP FINANCIAL, LC.
BOARD OF DIRECTORS
NOVEMBER 30, 2001
PAGE 9


               Table 3 displays comparative operating results for Wayne Bancshares and the Peer Group, based on their respective earnings for the twelve months ended September 30, 2001, unless otherwise indicated for the Peer Group companies. Updated earnings for the Holding Company and the Peer Group equaled
0.51 percent and 0.79 percent of average assets, respectively. The Peer Group's higher return continued to be attributable to stronger core earnings, particularly with respect to maintaining a stronger net interest margin than indicated for Wayne Bancshares.

               In terms of core earnings strength, updated expense coverage ratios posted by Wayne Bancshares and the Peer Group equaled 1.16x and 1.36x, respectively. The Peer Group's stronger expense coverage ratio continued to be attributable to maintenance of a higher net interest income to average assets ratio (3.09 percent versus 2.64 percent for the Holding Company), as operating expense to average assets ratios for the Peer Group and the Holding Company remained comparable (2.28 percent versus 2.27 percent for the Holding Company). A higher interest income ratio continued to account for the Peer Group's higher net interest income ratio, which was partially offset by the Wayne Bancshares' lower interest expense ratio.

               Non-interest operating income remained a slightly larger source of earnings for the Peer Group, as such income amounted to 0.46 percent and 0.34 percent of the Peer Group's and the Holding Company's average assets, respectively. Accordingly, taking non-interest operating income into account in assessing Wayne Bancshares' core earnings strength relative to the Peer Group's, the Holding Company's updated efficiency ratio of 76.2 percent remained less favorable than the Peer Group's updated efficiency ratio of 63.7 percent.

               Loss provisions remained a slightly larger factor in the Peer Group's updated earnings, despite an increase in the level of loss provisions that the Holding Company established and a decline in the level of loss provisions that the Peer Group established. Loss provisions established by the Holding Company increased from 0.02 percent of average assets in the original appraisal to 0.04 percent of average assets in this update. Comparatively, the level of loss provisions established by the Peer Group declined from 0.26 percent of average assets in the original appraisal to 0.19 percent of average assets in this update.

               Net gains remained a comparable factor in the Holding Company's and the Peer Group's updated earnings. Wayne Bancshares' updated earnings reflected net gains amounting to 0.10 percent of average assets, versus 0.09 percent of average assets for the Peer Group. As discussed in the original appraisal, given the less predictable and non-recurring nature of gains and losses resulting from the sale of loans and investments, the impact of the net gains on the Holding Company's and the Peer Group's earnings will continue to be discounted in evaluating the relative strengths and weaknesses of their respective earnings. Extraordinary items were not a factor in either the Holding Company's or the Peer Group's updated earnings.

               Taxes continued to have a slightly larger impact on the Holding Company's earnings, as indicated by updated effective tax rates of 34.0 percent and 31.5 percent for the Holding Company and the Peer Group, respectively.

RP FINANCIAL, LC.
BOARD OF DIRECTORS
NOVEMBER 30, 2001
PAGE 10


               In contrast to the original appraisal, the Holding Company's updated credit quality measures were considered to be less favorable than the Peer Group's. Deterioration in the Holding Company's credit quality and improvement in the Peer Group's credit quality both contributed to reduce the Peer Group's implied credit risk exposure relative to the Holding Company's implied credit risk exposure. As shown in Table 4, the Holding Company's non-performing loans/loans and non-performing assets/assets ratios of 1.15 percent and 0.90 percent, respectively, exceeded the comparable Peer Group ratios of 0.66 percent and 0.61 percent. Updated loss reserve ratios were also stronger for the Peer Group, both as a percent of non-performing assets (111.4 percent versus 25.2 percent for the Holding Company) and as a percent of non-performing loans (198.9 percent versus 25.4 percent for the Holding Company). The Peer Group also continued to maintain higher reserves as percent of loans, based on the Holding Company's and the Peer Group's updated reserves-to-loans ratios of 0.29 percent and 0.85 percent, respectively. Net loan charge-offs were a more significant factor for the Peer Group, as the Peer Group and the Holding Company posted updated net loan charge-offs/loan ratios of
0.29 percent and 0.10 percent, respectively.

               3.       STOCK MARKET CONDITIONS

               Since the date of the original appraisal, the performance of the overall stock market has been mixed. On September 11, 2001, all major financial markets closed in the wake of the terrorist attack on the World Trade Center and remained closed for the balance of the week. Prior to the resumption of trading on September 17, 2001, the Federal Reserve cut short-term rates by 0.50 percent as an attempt to provide support to the stock market. However, stocks sank sharply in the first day of trading after the terrorist attack, with some of the most significant losses occurring in the airline, travel and insurance stocks. Fears over an extended war on terrorism and further erosion of the nation's weakening economy extended the sell-off through the remainder of the week, as blue chip stocks posted their biggest weekly loss since the Depression. For the week ended September 21, 2001, the Dow Jones Industrial Average ("DJIA") dropped nearly 1,370 points or 14.3 percent. On September 24, 2001, stocks posted their first gains since the terrorist attack, as the DJIA regained approximately 25 percent of the prior week's losses with a one-day increase in the average of 368 points or 4.5 percent. Stocks continued to rebound through the end of September, regaining approximately half of the decline recorded in the first week of trading following the terrorist attack.

         The positive trend in the broader stock market generally prevailed through most of October 2001, despite a continuation of bad economic news. Growing confidence about the U.S. military attack in Afghanistan and hopes for a turnaround in the economy were factors that contributed to the stock market recovery. Stocks retreated in late-October, amid uncertainties about the job market and a decline in consumer confidence. Anticipation of another rate cut by the Federal Reserve served to lift stocks in early-November and the rally strengthened following the Federal Reserve's implementation of another half a point rate cut at its regularly scheduled meeting in early-November. The favorable trend in the broader stock market continued through most of November, as the DJIA achieved a technical definition of a bull market in the third week

RP FINANCIAL, LC.
BOARD OF DIRECTORS
NOVEMBER 30, 2001
PAGE 11


         Table 4 - "Credit Risk Measures and Related Information" filed in paper pursuant to a continuing hardship exemption in accordance with Rule 202 of Regulation ST.

RP FINANCIAL, LC.
BOARD OF DIRECTORS
NOVEMBER 30, 2001
PAGE 12


of November and closed just shy of 10000 at month's end. On November 30, 2001, the DJIA closed at 9851.56 or 2.6 percent higher since the date of original appraisal and the NASDAQ Composite Index closed at 1930.58 or 14.4 percent higher since the date of the original appraisal.

               Since the date of the original appraisal, the market for thrift issues has also been mixed. In a sharp contrast to the broader market, thrift stocks moved higher on the first day of trading following the terrorist attack. The increase in thrift stocks was attributed to the 0.50 percent rate cut implemented by the Federal Reserve, which provided for a further steepening of the yield curve, and large buyback programs announced by a number of the large-cap thrifts following the Securities and Exchange Commission's decision to waive many of the regulations governing repurchases. However, thrift stocks experienced selling pressure at the end of the week ended September 21, 2001, as investors became wary that the worsening U.S. economy would negatively impact the housing market and related industries as well. Oversold conditions in the thrift sector provided for a positive correction in thrift stocks at the close of September.

               Thrift stocks eased lower through mid-October 2001, reflecting expectations that the series of interest rate cuts implemented by the Federal Reserve would be ending soon and the slowing economy would also began to negatively impact residential lenders. The SNL Index dropped sharply in mid-October, as third quarter results for two large cap issues (Washington Mutual and Golden West Financial) indicated an increase in problem assets. After trading in a narrow range through the balance of October, thrifts stocks rebounded during most of November. Attractive valuations on some of the large-cap issues that had become oversold and another rate cut by the Federal Reserve in early-November were factors that contributed to the recovery in thrift prices. Thrift stocks eased lower at the close of November, which was largely attributed to profit taking in some of the large-cap issues following their strong November performance. On November 30, 2001, the SNL Index for all publicly-traded thrifts closed at 881.2, a decline of 3.8 percent since September 7, 2001.

               In comparison to the SNL Index for all publicly-traded thrifts, the pricing measures for all publicly-traded thrifts and the Peer Group generally declined reflected little change since the date of the original appraisal. However, the notable exception was a healthy increase in the average market capitalization for all publicly-traded thrifts, implying a stronger market performance by some of larger capitalization thrift stocks since the date of the original appraisal. Consistent with the original appraisal, the Peer Group's pricing characteristics reflected a lower P/B ratio and a higher core P/E multiple than indicated for the comparable averages for all publicly-traded thrifts. Since the date of the original appraisal, seven out of the ten Peer Group companies were trading at higher prices as of November 30, 2001. A comparative pricing analysis of all publicly-traded thrifts, the Peer Group and recent conversions is shown in the following table, based on market prices as of September 7, 2001 and November 30, 2001.

               As set forth in the original appraisal, the "new issue" market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator

RP FINANCIAL, LC.
BOARD OF DIRECTORS
NOVEMBER 30, 2001
PAGE 13


and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/tangible book ("P/TB") ratio in that the P/TB ratio of a converting thrift will typically result in a discount to tangible book value whereas in the current market for existing thrifts the P/TB often reflects a premium to tangible book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

                         Average Pricing Characteristics


                                               At Sept. 7,          At Nov. 30,               %
                                                 2001                 2001                 CHANGE
                                               --------             --------               ------
PEER GROUP(1)
Price/Earnings (x)                               15.41x                 14.84x             (3.7)%
Price/Core Earnings (x)                          16.74                  16.50              (1.4)
Price/Book (%)                                   91.72%                 91.84%              0.1
Price/Tangible Book(%)                           93.42                  93.53               0.1
Price/Assets (%)                                 10.80                  11.04               2.2
Avg. Mkt. Capitalization ($Mil)                 $36.93                 $37.56               1.7

ALL PUBLICLY-TRADED  THRIFTS
Price/Earnings (x)                               14.84x                 14.79x             (0.3)%
Price/Core Earnings (x)                          15.97                  15.84              (0.8)
Price/Book (%)                                  114.38%                113.48%             (0.7)
Price/Tangible Book(%)                          121.97                 120.55              (1.1)
Price/Assets (%)                                 11.65                  11.75               0.9
Avg. Mkt. Capitalization ($Mil)                $233.90                $247.18               5.7

RECENT CONVERSIONS(1)
Price/Core Earnings (x)                          NA                     20.96x
Price/Book (%)                                   NA                     82.13%

(1)    Ratios based on conversions completed for prior three months.

               Since the date of the original appraisal, there has been limited activity with respect to thrift conversion offerings being completed. As shown in Table 5, only one standard conversion offering, PFS Bancorp, has been completed during the past three months. The pro forma price/tangible book and core price/earnings ratios of PFS Bancorp at closing equaled 57.7 percent and
14.7 times, respectively. No second-step conversion offerings have been completed during the past three months. As set forth in the original appraisal, four second-step conversions offerings have been completed during calendar years 2000 and 2001, which are considered to be

RP FINANCIAL, LC.
BOARD OF DIRECTORS
NOVEMBER 30, 2001
PAGE 14


         Table 5 - "Pricing Characteristics and After-Market Trends" filed in paper pursuant to a continuing hardship exemption in accordance with Rule 202 of Regulation ST.

RP FINANCIAL, LC.
BOARD OF DIRECTORS
NOVEMBER 30, 2001
PAGE 15


more relevant for purposes of determining Wayne Bancshares' pro forma pricing. The average pro forma price/tangible book and core price/earnings ratios of the four second-step offerings at closing equaled 81.9 percent and 15.1 times, respectively. In general, second-step conversions tend to be priced (and trade in the aftermarket) at a higher P/TB ratio than standard conversions. We believe investors take into consideration the generally more leveraged pro forma balance sheets of second-step companies, their track records as public companies prior to conversion, and their generally higher pro forma ROE measures relative to standard conversions in pricing their common stocks.

               Shown in Table 6 are the current pricing characteristics of PFS Bancorp, which is the only standard conversion offering that has been completed during last three months. Peoples Bancorp's stock price has increased approximately 43 percent from its IPO price of $10.00 per share and its current pricing ratios indicate a P/B ratio of 82.13 percent and a core P/E multiple of
20.96 times. As of the original appraisal date, only one standard conversion offering had been completed during the past three months, which was not a large enough offering to be traded on a public exchange. Accordingly, there was no comparative analysis performed regarding the market performance of recent conversions since the date of the original appraisal.

               As set forth in the original appraisal, RP Financial's analysis of stock market conditions also considered recent trading activity in Wayne Bancshares' stock. From the original appraisal date of September 7, 2001 to November 30, 2001, the Holding Company's stock price increased from $16.00 per share to $16.50 per share, an increase of 3.1 percent.


Summary of Adjustments
----------------------

               In the original appraisal, we made the following adjustments to Wayne Bancshares' pro forma value based upon our comparative analysis to the Peer Group:


                                                                   PreviousValuation
         KEY VALUATION PARAMETERS:                                   ADJUSTMENT
         -------------------------                                   ----------
         Financial Condition                                         Slight Upward
         Profitability, Growth and Viability of Earnings             Moderate Downward
         Asset Growth                                                No Adjustment
         Primary Market Area                                         No Adjustment
         Dividends                                                   No Adjustment
         Liquidity of the Shares                                     No Adjustment
         Marketing of the Issue                                      No Adjustment
         Management                                                  No Adjustment
         Effect of Government Regulations and Regulatory Reform      No Adjustment

RP FINANCIAL, LC.
BOARD OF DIRECTORS
NOVEMBER 30, 2001
PAGE 16


         Table 6 - "Market Pricing Comparatives" filed in paper pursuant to a continuing hardship exemption in accordance with Rule 202 of Regulation ST.

RP FINANCIAL, LC.
BOARD OF DIRECTORS
NOVEMBER 30, 2001
PAGE 17


               The factors concerning the valuation parameters of primary market area, dividends, liquidity of the shares, management and effect of government regulations and regulatory reform did not change since the original appraisal. Accordingly, those parameters were not discussed further in this update.

               The slight upward valuation adjustment applied for the Holding Company's financial condition in the original appraisal was changed to no adjustment in this update, as the result of a deterioration in the Holding Company's credit quality relative to the Peer Group's credit quality. No adjustment remained appropriate for the Holding Company's updated asset growth, as there were only slight changes in the Holding Company's and the Peer Group's respective asset growth rates and the Holding Company's pro forma leverage capacity will be comparable to the Peer Group's. The Holding Company's pro forma earnings continued to reflect less favorable core earnings strength compared to the Peer Group's earnings, as indicated by the Holding Company's less favorable expense coverage and efficiency ratios. Also consistent with the original appraisal, the Holding Company's less favorable earnings strength continued to be indicated by its lower pro forma return on equity. Accordingly, on the basis of the Peer Group's stronger core earnings, a moderate downward adjustment remained appropriate for the quality, predictability and growth of the Holding Company's earnings relative to the Peer Group's.

               The general market for thrift stocks was nominally lower since the date of the original appraisal, as indicated by the slight decline recorded in the SNL Index for all publicly-traded thrifts. Similarly, the pricing measures for the Peer Group and for all publicly-traded thrifts were generally slightly lower since the date of the original appraisal, although the trading prices of a majority of the Peer Group companies were higher since the original appraisal date. Activity in the new issue market has been limited, as only one standard conversion offering has been completed during the past three months. The offering closed at the top of the super range and is currently trading above its IPO price. We have also considered the limited trading activity in Wayne Bancshares' stock since the date of the original appraisal and that the current trading price reflected a slight increase from its trading price as of September 7, 2001. Overall, no valuation adjustment remained appropriate for marketing of the issue in this updated appraisal.

               Overall, taking into account the foregoing factors, we believe that the Holding Company's estimated pro market value as set forth in the original appraisal continues to be appropriate in this updated appraisal.


VALUATION APPROACHES

         In applying the accepted valuation methodology promulgated by the regulatory agencies, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing Wayne Bancshares' to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the conversion proceeds.

RP FINANCIAL, LC.
BOARD OF DIRECTORS
NOVEMBER 30, 2001
PAGE 18


         In computing the pro forma impact of the conversion and the related pricing ratios, the valuation parameters for effective tax rate and stock benefit plan assumptions utilized in the original appraisal did not change in this update. The pro forma assumption for reinvestment rate was revised from
3.72 percent to 2.49 percent, which represents the constant maturity yield for U.S. Treasury securities with a maturity of one-year at September 30, 2001 and is consistent with the reinvestment rate utilized in the prospectus. Offering expenses were also revised to be consistent with the offering expenses that are set forth in the prospectus.

         Consistent with the original appraisal, this updated appraisal continues to be based primarily on fundamental analysis techniques applied to the Peer Group, including the P/E approach, the P/B approach and the P/A approach. Also consistent with the original appraisal, this updated appraisal incorporates a "technical" analysis of recently completed conversions, including principally the P/B approach which (as discussed in the original appraisal) is the most meaningful pricing ratio as the pro forma P/E ratios reflect an assumed reinvestment rate and do not yet reflect the actual use of proceeds.

         RP Financial also considered the trading price of Wayne Bancshares' stock, which equaled $16.50 per share as of November 30, 2001, a slight increase from the September 7, 2001 price of $16.00 per share. However, this factor was discounted somewhat given the different characteristics of the minority shares versus the shares following the second-step conversion.

         The Holding Company will adopt Statement of Position ("SOP" 93-6) which will cause earnings per share computations to be based on shares issued and outstanding excluding shares owned by an ESOP where there is not a commitment to release such shares. For the purpose of preparing the pro forma pricing tables and exhibits, we have reflected all shares issued in the offering including shares purchased by the ESOP as outstanding to capture the full dilutive impact of such stock to the Holding Company's shareholders. However, we have considered the impact of the Holding Company's adoption of SOP 93-6 in the determination of Wayne Bancshares' pro forma market value.

         1. P/E APPROACH. In applying the P/E approach, RP Financial's valuation conclusions considered both reported earnings and a recurring or "core" earnings base, that is, earnings adjusted to exclude any one time non-operating and extraordinary items, plus the estimated after tax earnings benefit from reinvestment of net stock proceeds. The Holding Company's reported earnings, incorporating the reinvestment of $11,000 of MHC assets at an after-tax reinvestment rate of 1.64 percent, equaled $1.599 million for the twelve months ended September 30, 2001. In deriving Wayne Bancshares' core earnings, the only adjustment made to reported earnings was to eliminate gains on the sale of loans, which equaled $310,000 for the twelve months ended September 30, 2001. As shown below, on a tax effected basis, assuming application of an effective marginal tax rate of 34.0 percent to the gains eliminated, the Holding Company's core earnings were determined to equal $1.394 million for the twelve months ended September 30, 2001. (Note: see Exhibit 2 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

RP FINANCIAL, LC.
BOARD OF DIRECTORS
NOVEMBER 30, 2001
PAGE 19
                                                                AMOUNT
                                                                ($000)

         Net income                                             $1,599
         Gain on sale of loans(1)                                 (205)
                                                                  -----
           Core earnings estimate                               $1,394

         (1)   Tax effected at 34.0 percent.

               Based on Wayne Bancshares' reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Holding Company's reported and core P/E multiples at the $34.3 million midpoint value equaled 21.07 times and 24.11 times, respectively. The Holding Company's updated reported and core P/E multiples provided for premiums of 42.0 percent and 46.1 percent relative to the Peer Group's average reported and core P/E multiples of 14.84 times and 16.50 times, respectively (versus premiums of 31.1 percent and 31.4 percent relative to the Peer Group's average reported and core P/E multiples as indicated in the original appraisal). The implied premiums reflected in the Holding Company's pro forma reported and core P/E multiples take into consideration the discount implied for the Holding Company's pro forma P/B ratio. The Holding Company's implied conversion pricing ratios relative to the Peer Group's pricing ratios are indicated in Table 7, and the pro forma calculations are detailed in Exhibits 3 and 4.

         2. P/B APPROACH. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, with the greater determinant of long term value being earnings. In applying the P/B approach, we considered both reported book value and tangible book value. The Holding Company's pre-conversion book value was adjusted to include $11,000 of equity held at the MHC level, which will be consolidated with the Holding Company's capital as a result of the conversion. Based on the $34.3 million midpoint value, the Holding Company's P/B and P/TB ratios equaled 85.15 percent and 85.76 percent, respectively. In comparison to the average P/B and P/TB ratios indicated for the Peer Group of 91.84 percent and 93.53 percent, respectively, Wayne Bancshares' updated ratios were discounted by 7.3 percent and 8.3 percent (versus discounts of 7.0 percent and 8.1 percent from the Peer Group's P/B and P/TB ratios as indicated in the original appraisal). RP Financial considered such discounts to be reasonable in light of the previously referenced valuation adjustments, the nature of the calculation of the pro forma P/B and P/TB ratios which mathematically results in a discounted ratio to book value and tangible book value, the Holding Company's comparatively lower pro forma core ROE, and the Holding Company's resulting reported and core P/E multiples.

         In addition to the fundamental analysis applied to the Peer Group, RP Financial utilized a technical analysis of recent standard conversion and second-step offering pricing characteristics at closing and in the aftermarket. As indicated in the original appraisal, the pricing characteristics of recent conversion and second-step offerings are not the primary determinate of value. Consistent with the original appraisal, particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the

RP FINANCIAL, LC.
BOARD OF DIRECTORS
NOVEMBER 30, 2001
PAGE 20


         Table 7 - "Public Market Pricing" filed in paper pursuant to a continuing hardship exemption in accordance with Rule 202 of Regulation ST.

RP FINANCIAL, LC.
BOARD OF DIRECTORS
NOVEMBER 30, 2001
PAGE 21


         Table 7 - "Public Market Pricing" filed in paper pursuant to a continuing hardship exemption in accordance with Rule 202 of Regulation ST.

RP FINANCIAL, LC.
BOARD OF DIRECTORS
NOVEMBER 30, 2001
PAGE 22


source of the conversion funds (i.e., external funds versus deposit withdrawals). The one standard conversion offering completed within the past three months closed at a 57.7 percent P/TB ratio and appreciated 22.5 percent during the first week of trading.

         No second-step conversion offerings have been completed during the past three months. As set forth in the original appraisal, the four second-step conversion offerings completed during 2000 and 2001 closed at a price/tangible book ratio of 81.9 percent and, on average, increased 12.2 percent during the first week of trading. In comparison, the Holding Company's P/TB ratio of 85.8 percent at the midpoint value reflects an implied premium of 4.8 percent relative to the closing ratio of the recent second-step conversion offerings.

              3. P/A APPROACH. P/A ratios are generally not as a reliable indicator of market value, as investors do not place significant weight on total assets as a determinant of market value. Investors place significantly greater weight on book value and earnings -- which have received greater weight in our valuation analysis. At the $34.3 million midpoint value, Wayne Bancshares' pro forma P/A ratio equaled 10.05 percent. In comparison to the Peer Group's average P/A ratio of 11.04 percent, Wayne Bancshares' P/A ratio indicated a discount of
9.0 percent (versus a discount of 4.6 percent at the midpoint valuation in the original appraisal).


Valuation Conclusion
--------------------

         Based on the foregoing, it is our opinion that, as of November 30, 2001, the estimated aggregate pro forma market value of the Holding Company, inclusive of the sale of the MHC's ownership interest to the public shareholders was $34,263,500 at the midpoint. Based on this valuation and the approximate
52.53 ownership interest to be sold in the public offering, the midpoint value of the Holding Company's stock offering was $18,000,000, equal to 1,800,000 shares at a per share value of $10.00. Pursuant to conversion guidelines, the 15 percent offering range indicates a minimum value of $15,300,000 and a maximum value of $20,700,000. Based on the $10.00 per share offering price, this valuation range equates to an offering of 1,530,000 shares at the minimum and 2,070,000 shares at the maximum. In the event the appraised value is subject to an increase, the offering range may be increased up to a supermaximum value of $23,805,000 without requiring a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in an offering of 2,380,500 shares. The pro forma valuation calculations relative to the Peer Group are shown in Table 7 and are detailed in Exhibit 3 and Exhibit 4.


Establishment of the Exchange Ratio
-----------------------------------

         OTS regulations provide that in a conversion of a mutual holding company, the minority stockholders are entitled to exchange their shares of the Holding Company's common stock for newly issued shares of Wayne Bancshares stock as a fully converted company. The Board of Directors of the MHC has independently established a formula to determine the exchange ratio.

RP FINANCIAL, LC.
BOARD OF DIRECTORS
NOVEMBER 30, 2001
PAGE 23


The formula has been designed to preserve the current aggregate percentage ownership in Wayne Bancshares equal to 47.47 percent as of September 30, 2001. Pursuant to this formula, the exchange ratio to be received by the existing minority shareholders of Wayne Bancshares will be determined at the end of the offering based on the total number of shares sold in the Subscription and Community offerings. As shown in Table 7, the exchange ratio for the minority shareholders would be 1.1327 shares, 1.3326 shares, 1.5325 shares and 1.7624 shares at the minimum, midpoint, maximum and supermaximum of the offering range, respectively. RP Financial expresses no opinion on the proposed exchange of newly issued Holding Company shares for the shares held by the minority stockholders or on the proposed exchange ratio.


                                                 Respectfully submitted,

                                                 RP FINANCIAL, LC.



                                                 /s/ William E. Pommerening
                                                 -------------------------------
                                                 William E. Pommerening
                                                 Chief Executive Officer



                                                 /s/ Gregory E. Dunn
                                                 -------------------------------
                                                 Gregory E. Dunn
                                                 Senior Vice President

RP FINANCIAL, LC.
BOARD OF DIRECTORS
NOVEMBER 30, 2001
PAGE 24


         Exhibits filed in paper pursuant to a continuing hardship exemption in accordance with Rule 202 of Regulation ST.